111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

February 19, 2021

VIA EDGAR CORRESPONDENCE

Quinn Kane

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

 Dear Mr. Kane:

This letter responds to your comments, provided by telephone on January 5, 2021, regarding the registration statement originally filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 18, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

Please confirm the ticker symbol is accurate for the Fund.

Response to Comment 1

The Fund confirms that the ticker symbol is “KNG.”

Comment 2 – Fee Example.

Please provide completed example numbers for the 1-, 3-, 5- and 10-year periods at least five days prior to the effective date of the Registration Statement.

Response to Comment 2

As discussed with the Staff, the completed example numbers for the 1-, 3-, 5- and 10-year periods will be included in a subsequent 485B filing upon completion of the reorganization of the Predecessor Fund with and into the Fund.

Comment 3 – Fee Example

Please indicate that the cost example numbers apply to an investor who holds or redeems shares of the Fund.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Principal Investment Strategies

Please add disclosure to Item 9 of the Registration Statement that the Index Provider is not affiliated with the Fund, Advisor, or Subadvisor.

Response to Comment 4

The prospectus has been revised in accordance with this comment.

Comment 5 – Principal Investment Strategies

Please move the following sentence to Item 5 of the Registration Statement: Cboe Vest Financial LLC is the Fund’s investment sub-advisor (“Cboe Vest” or the “Sub-Advisor”).

Response to Comment 5

The Fund believes that the current disclosure identifying the Sub-Advisor in Item 4 is appropriate, and notes that the Sub-Advisor is also identified in Item 5 under the section entitled “Management – Investment Sub-Advisor.”

Comment 6 – Principal Investment Strategies

Please provide more details in the Item 4 disclosure regarding the “rules-based buy-write index.” Additionally, please update the relevant disclosure in Item 9 of the Registration Statement.

Response to Comment 6

In response to the staff’s comment, the following disclosure has been added to the Fund’s prospectus in both Item 4 and Item 9:

In exchange for additional income in the form of a premium, the Fund will sell a call option on the each of the stocks in the Index. If the value of a stock on the expiration date of the option is below a certain value, the option will not be exercised and will expire. If the value of a stock on the expiration date is above the strike price, then the option finished “in the money.” Then, the Fund either sells the stock at the strike price or pays the buyer the difference between the strike price and the current market price of the stock.

Comment 7 – Principal Investment Strategies

In supplemental correspondence, please provide an explanation of what “proportional to the price returns” means in relation to the Fund’s buy-write strategy.

Response to Comment 7

The disclosure is intended to convey that the secondary goal of the Index is to provide capital appreciation based on the price returns of the equity securities contained in the Index. The disclosure has been revised accordingly.

Comment 8 – Principal Investment Strategies

Please remove the cross reference “See ‘Cash Transactions Risk’ and ‘Tax Risk’ below,” as it is unnecessary and not required by Form N-1A.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

Comment 9 – Principal Investment Strategies

The Staff notes the Registration Statement provides that, “The S&P 500 Dividend Aristocrats Index generally includes companies in the S&P 500 Index that have increased dividend payments each year for at least 25 consecutive years and meet certain market capitalization and liquidity requirements.” (emphasis added)

If there are circumstances where the Index’s rules are not followed, please specify such exclusions in this disclosure. Otherwise, please remove the term “generally.”

Response to Comment 9

In response to the Staff’s comment, the term “generally” has been removed from the disclosure.

Comment 10 – Principal Investment Strategies

In supplemental correspondence, please confirm the accuracy of the statement that companies included in the S&P 500 Dividend Aristocrats Index have increased dividend payments each year for at least 25 consecutive years.

Response to Comment 10

The Fund confirms that accuracy of the referenced statement.

Comment 11 – Principal Investment Strategies

Please specify the market capitalization and liquidity requirements for the S&P 500 Dividend Aristocrats Index.

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12 – Principal Investment Strategies

Please provide a more plain-English explanation of the mechanics of the Fund’s buy-write strategy. For example, the narrative disclosure describing the buy-write strategy could be revised as follows:

In exchange for additional income in the form of a premium, the Fund will sell a call option on the stocks in the Index. If the value of the stock on the expiration date of the option is below a certain value, the option will not be exercised and will expire. If the value of the stock on the expiration date is above the strike price, then the option finished “in the money.” Then, the Fund either sells the stock at the strike price or pays the buyer the difference between the strike price and the current market price of the stock.

Response to Comment 12

Please see Response to Comment 6.

Comment 13 – Principal Investment Strategies

The Staff notes the Registration Statement provides that, “The Index is described as ‘writing’ or ‘selling’ options to aid investors in understanding how the Fund will act in tracking the Index.”

Please revise this sentence to be consistent with earlier disclosure that states the options are components of the Index, rather than instruments used to track the Index.

Response to Comment 13

In response to the Staff’s comment, the referenced disclosure has been removed from the Fund’s prospectus in order to avoid potential investor confusion.

Comment 14 – Principal Investment Strategies

The Staff notes the Registration Statement provides that, “The exact amount of Covered Calls written is based on a calculation designed to result in the Index generating income from . . . (ii) premiums from writing Covered Calls that is 3% higher annually than the total dividend yield of the S&P 500 Index constituents.” Please explain supplementally how the “3%” is consistent with Rule 156 under the Securities Act of 1933.

Response to Comment 14

The Fund does not believe that Rule 156 under the Securities Act of 1933 is applicable to the referenced disclosure as Rule 156 governs information contained in “sales literature” (as defined by Rule 156) and not disclosure documents such as the Registration Statement. Additionally, the referenced disclosure simply describes the intended design of the Index and is not a representation as to possible future gains or income associated with the Fund.

Comment 15 – Principal Investment Strategies

Similar to the equity portion of the Index, please supplementally clarify if the options are also rebalanced quarterly and reconstituted annually. Please also revise the disclosure as necessary.

Response to Comment 15

The Fund notes the following disclosure in the “Principal Investment Strategies” section:

The Covered Calls are written (sold) by the Index on the third Friday of each month with an expiration typically on the third Friday of the following month…

The options portion of the Fund’s portfolio consists of one-moth call options, which are written monthly based on the current stocks included in the equity portion of the Fund’s portfolio.

Comment 16 – Principal Investment Strategies

Please specify the industry or group of industries in which the Index has significant exposure to and add appropriate disclosure in the Principal Risks. Additionally, please specify the number of index components or a range of index components.

Response to Comment 16

The prospectus has been revised in accordance with this comment.

Comment 17 – Principal Risks

The Staff notes the Principal Risks are currently in alphabetical order. Please consider ordering the risks by those more likely to adversely affect the Fund’s net asset value, yield, and total return.

Response to Comment 17

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 18 – Principal Risks

Please revise the disclosure to state that the Fund is non-diversified.

Response to Comment 18

The prospectus has been revised in accordance with this comment.

Comment 19 – Principal Risks

Please disclose that the Fund invests in securities of large capitalization companies in the Principal Investment Strategies section. Please change “Underlying ETF” to “Underlying Fund” in the first sentence of the Large Capitalization Companies Risk.

Response to Comment 19

The prospectus has been revised in accordance with this comment.

Comment 20 – Principal Risks

Please add “frequent trading” to the Principal Investment Strategies section above, based on the Portfolio Turnover Risk.

Response to Comment 20

The prospectus has been revised in accordance with this comment.

Comment 21 – Annual Total Return

In the second sentence that is bracketed under the Annual Total Return section, please use the same language as in the Form N-14 regarding investment objectives, strategies and policies. Please also confirm supplementally the rest of the sentence is accurate regarding the portfolio management team and contractual arrangements.

Response to Comment 21

The prospectus has been revised in accordance with this comment. Additionally, the Fund confirms that the Predecessor Fund and the Fund have substantially similar portfolio management teams and contractual arrangements.

Comment 22 – Annual Total Return

The Staff notes the Registration Statement provides, “The bar chart and table below illustrate the annual calendar year returns of the Fund based on net asset value as well as the average annual Fund and Index returns.” Please delete this sentence as it is not required or permitted information.

Response to Comment 22

The prospectus has been revised in accordance with this comment.

Comment 23 – Annual Total Return

Please update the performance information as of the calendar year-end 2020 and please revise the bar chart to clearly reflect the numerical return for each year.

Response to Comment 23

As discussed with the Staff, the performance information as of the calendar year-end 2020 will be included in a subsequent 485B filing upon completion of the reorganization of the Predecessor Fund with and into the Fund.

Comment 24 – Annual Total Return

Please move the two paragraphs that are immediately above “Average Annual Total Returns for the Periods Ended December 31, 2019” to the end of the table. Additionally, please update the date in the heading “Average Annual Total Returns for the Periods Ended December 31, 2019.”

Response to Comment 24

The Fund believes that disclosure as currently presented is appropriate for investor comprehension and meets the requirements of Item 4 of Form N-1A. The date in the heading “Average Annual Total Returns for the Periods Ended December 31, 2019” has been updated to 2020.

Comment 25 – Management

Please specify the month in the blank space before “2020” and add a month before “2018” in the Portfolio Managers section.

Response to Comment 25

The prospectus has been revised in accordance with this comment.

Comment 26 – Purchase and Sale of Fund Shares

Please confirm that the Fund’s website includes the following information: (1) daily portfolio holdings information; (2) the Fund’s NAV per share, market price and premium/discount, each at the end of the prior business day; (3) tabular chart and line graph showing the Fund’s premiums and discounts for the most recently completed calendar year and the most recently completed calendar quarters of the current year, or for the life of the Fund if shorter; (4) the Fund’s median bid/ask spread expressed as a percentage rounded to the nearest hundredth; (5) any Fund whose premium or discount was greater than 2% for more than seven consecutive trading days and a discussion of factors that are recently believed to have materially contributed to the premium or discount. See Rule 6c-11(c)(i)-(vi).

Response to Comment 26

The Fund confirms that the referenced information will be included on the Fund’s website.

Comment 27 – Additional Information on the Fund’s Investment Objective and Strategies

Please change the parenthetical “(including investment borrowings)” to “(including borrowing for investment purposes).”

Response to Comment 27

The prospectus has been revised in accordance with this comment.

Comment 28 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the Registration Statements provides, “However, under various circumstances, full replication of the Index may not be possible or practicable.” Please specify what those various circumstances are.

Response to Comment 28

In response to the Staff’s comment, the referenced disclosure (along with other similar disclosure in the prospectus) has been been removed from the prospectus.

Comment 29 – Additional Information on the Fund’s Investment Objective and Strategies

Please describe the “use of futures and derivative instruments” more fully. Also, please add disclosure of the use of futures and derivatives in Item 4 of the Registration Statement. Additionally, please provide more disclosure in Item 9 of the Registration Statement about the rules-based methodology of the Index and how the covered call strategy works.

Response to Comment 29

The Fund does not intend to utilize futures and derivative instruments (except as described in the Fund’s principal investment strategies). Therefore, in response to the Staff’s comment, the referenced disclosure has been been removed from the prospectus.

Comment 30 – Additional Information on the Fund’s Investment Objective and Strategies

Please remove the brackets around the sentence, “The Fund has adopted a policy that it will not invest in other investment companies in excess of 1940 Act limits in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.”

Response to Comment 30

Th prospectus has been revised in accordance with this comment.

Comment 31 – Additional Information on the Fund’s Investment Objective and Strategies

Please make clear that the reference to the Cboe S&P 500 Dividend Aristocrats Target Income Index Monthly Series is the index that the Fund tracks. Additionally, please revise the disclosure to reflect that the Index cannot generate income.

Response to Comment 31

The prospectus has been revised in accordance with this comment.

Comment 32 – Risks of Investing in the Fund

The Staff notes that some of the risk disclosure appears to be identical to those in Item 4 of the Registration Statement. The Item 9 risk disclosure should not merely duplicate risks in Item 4. Please add more detail in the Risks of Investing in the Fund section, as required by Item 9(c) of Form N-1A.

Response to Comment 32

The Fund believes that the current risk disclosure, as presented in Item 4 and Item 9, is the most appropriate for investor comprehension.

Comment 33 – Management of the Fund

In addition to the year, please include the month that the portfolio managers joined Cboe Vest.

Response to Comment 33

The prospectus has been revised in accordance with this comment.

Comment 34 – Statement of Additional Information

Please note that a Fund and its Advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure below the Fund’s fundamental policy number seven to clarify that the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policy.

Response to Comment 34

In response to the Staff’s comment, the following disclosure has been added to the Fund’s Statement of Additional Information:

For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in restriction (7) above, to the extent the Fund has sufficient information about such investments.

Comment 35 – Exhibit

Please provide the Fund’s Sublicense Agreement as an exhibit to the Registration Statement.

Response to Comment 35

The Fund’s Sublicense Agreement will be filed as an exhibit to the Registration Statement in a subsequent 485B filing prior the any trading of the Fund’s securities.

* * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren